Exhibit D-8

                            COMMONWEALTH OF KENTUCKY

                      BEFORE THE PUBLIC SERVICE COMMISSION

In the Matter of:

JOINT APPLICATION OF NISOURCE INC.,          )
NEW NISOURCE INC., COLUMBIA ENERGY           )
GROUP AND COLUMBIA GAS OF                    )    CASE NO. 2000-129
KENTUCKY FOR APPROVAL OF A MERGER            )


                                    I N D E X
                                    ---------

                                                                            PAGE

OVERVIEW OF THE TRANSACTION....................................................3

STATUTORY STANDARD FOR MERGER..................................................4

MERGER BENEFITS/SYNERGIES......................................................5

RATE CAP COMMITMENT............................................................8

FINANCIAL ISSUES..............................................................10

TRANSACTION COSTS.............................................................12

MOST FAVORED NATIONS CLAUSE...................................................13

MERGER COMMITMENTS............................................................14

REGULATORY CONCERNS...........................................................15

REPORTING ISSUES..............................................................16

GAS SUPPLY BENEFITS OF THE MERGER.............................................17

BENCHMARKING AND BEST PRACTICES...............................................19

SERVICE QUALITY...............................................................20

CUSTOMER SERVICE ISSUES.......................................................21

CREDITWORTHINESS POLICY.......................................................22

SUMMARY OF FINDINGS...........................................................23

ORDERING PARAGRAPHS...........................................................26

APPENDIX A
APPENDIX B

                            COMMONWEALTH OF KENTUCKY

                      BEFORE THE PUBLIC SERVICE COMMISSION

In the Matter of:

JOINT APPLICATION OF NISOURCE INC.,          )
NEW NISOURCE INC., COLUMBIA ENERGY           )
GROUP AND COLUMBIA GAS OF                    )    CASE NO. 2000-129
KENTUCKY FOR APPROVAL OF A MERGER            )


                                    O R D E R
                                    ---------

     On May 1, 2000, NiSource Inc. ("NiSource"), New NiSource Inc. ("New NiSource"), Columbia Energy Group ("Columbia Energy"), and Columbia Gas of Kentucky ("Columbia of Kentucky") (collectively "Applicants") filed a joint application pursuant to KRS 278.020(4) and (5) for approval of the transfer of ownership and control of Columbia Energy and its subsidiaries, including Columbia of Kentucky, to New NiSource in accordance with the terms of the Agreement and Plan of Merger Between Columbia Energy and NiSource, dated February 27, 2000 as amended and restated on March 31, 2000 ("Merger Agreement").

     NiSource is an energy and utility-based holding company incorporated in Indiana and exempt from the registration requirements of the Public Utility Holding Company Act of 1935 ("PUHCA"). Through its utility subsidiaries, NiSource provides natural gas, electric, and water service to the public in Indiana and provides natural gas service in Maine, Massachusetts, and New Hampshire. NiSource also markets utility services and customer-focused resource solutions along a corridor stretching from Texas to Maine. New NiSource, a wholly-owned subsidiary of NiSource, is a new corporation organized under the laws of the state of Delaware for the purpose of effectuating the proposed merger.

     Columbia Energy is a utility holding company incorporated in Delaware and registered under PUHCA. Its operating companies engage in the exploration, production, transmission, storage, and distribution of natural gas, as well as retail energy marketing, propane and petroleum product sales, and electric power generation. Columbia of Kentucky, a wholly-owned subsidiary of Columbia Energy, is a Kentucky corporation. It is engaged in the business of selling and distributing natural gas to approximately 141,000 retail customers within the Commonwealth of Kentucky and is regulated by the Commission as a utility under KRS 278.010(3)(b).

     On May 5, 2000, the Commission established a procedural schedule designed to allow for an investigation of the merits of the merger and the issuance of a final Order within the 60-day time limit prescribed in KRS 278.020(5). The procedural schedule provided for two rounds of discovery, an opportunity for intervenors to file testimony, a public hearing, and an opportunity to file post-hearing briefs.

     The Commission granted full intervention to the following: Attorney General's Office of Rate Intervention ("AG"); Stand Energy Corporation; Community Action Counsel for Lexington-Fayette, Bourbon, Harrison and Nicholas Counties, Inc.; and Paper, Allied-Industrial, Chemical and Energy Workers International Union, AFL-CIO CLC; PACE Local Union 5-372, United Steelworkers of America, AFL-CIO CLC, and Utility Workers Union of America, AFL-CIO (collectively, "Union Intervenors"). The Commission held a public hearing on June 8-9, 2000 at the Commission's offices in Frankfort, Kentucky. The parties filed post-hearing briefs on or before June 19, 2000.


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


                           OVERVIEW OF THE TRANSACTION
                           ---------------------------

     The merger is intended to position the Applicants to succeed in the increasingly deregulated and competitive energy marketplace. The Applicants contend that their proposed combination is a benefit because of the opportunities for growth in the combined service area and the geographic diversity and differences in regional economic factors. The Applicants anticipate that the merger will produce significant savings, but maintain that merger savings cannot be quantified at this time. They contend, however, that the customers of Columbia of Kentucky, as well as the Commonwealth of Kentucky, will benefit from the merger through the commitments made in this proceeding and through the combined company's larger and stronger presence in the natural gas market.

     Under the terms of the Merger Agreement, NiSource will organize a new company, New NiSource, which will serve as the holding company for both Columbia Energy and NiSource after the completion of the transaction. Columbia Energy and NiSource will each be merged into newly formed acquisition subsidiaries of New NiSource, and each will become a wholly-owned subsidiary of New NiSource. NiSource will then merge into New NiSource. New NiSource will then change its name to "NiSource, Inc." and register as a holding company under PUHCA.

     Upon completion of the transaction, each shareholder of Columbia Energy will receive $70 in cash and a $2.60 face value SAILSsm for each share of Columbia Energy common stock. The SAILSsm is a zero coupon debt security with a forward equity contract. Alternatively, Columbia Energy's shareholders may decline the cash and SAILSsm and elect a tax-free exchange of their shares for New NiSource shares for up to 30 percent of the outstanding shares of Columbia Energy common stock. Under the share exchange, each share of Columbia Energy will be exchanged for the lesser of $74 in New NiSource stock or 4.4848 shares of New NiSource stock, depending on the stock's price for 30 days prior to closing the transaction. NiSource shareholders will receive one share of New NiSource stock for each share of NiSource common stock that they own.

     To finance the cash portion of the purchase price, NiSource intends to sell $1 billion in non-core assets and has secured a firm commitment from Credit Suisse First Boston ("Credit Suisse") and Barclays Bank plc ("Barclays") for a bank facility up to $6 billion. Credit Suisse estimates the cash payments to Columbia Energy shareholders to be between $3.9 billion [assuming a 30 percent exchange for New NiSource stock] and $5 billion [assuming no exchange for New NiSource stock]. The number of Columbia Energy shares exchanged for New NiSource stock will determine the exact amount of the cash payments.

                          STATUTORY STANDARD FOR MERGER
                          -----------------------------

     Under KRS 278.020(4), no person may acquire or transfer control of a utility until the Commission has determined that the acquirer has the financial, technical, and managerial abilities to provide reasonable service. In addition, under KRS 278.020(5), no individual may acquire control of a utility unless the Commission has determined that the acquisition is made in accordance with the law, for a proper purpose, and is consistent with the public interest.

                            MERGER BENEFITS/SYNERGIES
                            -------------------------

     The Applicants have stressed that, unlike other mergers approved by this Commission, this is a merger of convergence and, therefore, will not produce significant savings at the distribution company level.1 Because NiSource and Columbia Energy have no overlap in their service territories, they state that there will be no immediate cost savings attributable to the elimination of operational redundancies, which can be shared with ratepayers at this time.2 Rather, any such savings will be due to implementing a shared services program that will result in savings at the corporate service company level. However, the Applicants claim that these savings will occur over time, with the first year earnings after the merger expected to be dilutive.3

     In an April 26, 2000 Analyst Presentation entitled, "Creating Value in the Energy Corridor," NiSource estimated the annual synergies that it expected to realize between 2001 and 2005 as a result of the merger. NiSource stated that these estimated realizable synergies are based on industry benchmarks and not on a detailed study of the operations of Columbia Energy.4

     The AG contends that NiSource's analysis of estimated synergies represents a quantification of anticipated merger benefits. The AG argued that if a mechanism to share those quantified benefits is not made a condition of the merger, the principle of retroactive rate-making will preclude ratepayers from sharing in those benefits in the future. The AG further argued that although the Applicants have maintained that the ratepayers will not directly or indirectly pay for the acquisition fees, if the merger benefits are not considered until


------------------------
     1 Application at 12.

     2 Response to Item 7(a) of the Commission's May 22, 2000 Order.

     3 Id., Response to Item 8.
       --

     4 Response to Item 75(a) of the Commission's May 10, 2000 Order.

2004, the ratepayers will have indirectly paid the acquisition fees through foregone savings.5

     The Applicants' position is that there is uncertainty surrounding the synergies contained in their analysis, specifically in the timing and exact amounts of those synergies. The Applicants argued that if they are required to share those synergies, then the costs of achieving those synergies should also be shared.6 Further, they asserted that the appropriate time to review merger savings is in the rate case to be initiated in 2004 as part of the review of Columbia of Kentucky's Customer Choice Plan.

     The Commission does not agree with the Applicants' argument that sharing the merger savings with ratepayers should be deferred for 4 years because the savings are not quantified at this time and the merger will have a dilutive effect on earnings in the initial year. The savings quantified in the Analyst Presentation were characterized by NiSource as a reasonable estimate of the anticipated savings and they have been presented to financial analysts and lenders to demonstrate the feasibility of this merger.7 In other mergers approved by this Commission, preliminary estimates of net savings (i.e., gross merger savings less the costs to achieve the savings) were flowed through to customers in the initial years after the merger. In this case the Applicants have consistently objected to any immediate flow through of net savings.

     With regard to the dilutive effect on earnings in the first year after the merger, the Applicants indicated that net savings would be realized even in the first year after the merger if the amortization of the acquisition premium, the


------------------------
     5 Post-Hearing Brief of the AG at 5 and 6.

     6 Transcript of Evidence ("T.E."), Vol. 1, at 205.

     7 Id. at 173.
       --
costs to achieve the merger, and the change of control payments are not considered as an offset to savings.8 Columbia of Kentucky has committed that none of these costs will be borne by its customers. Consequently, it is inappropriate to argue that no savings should be passed on to consumers in the initial years following the merger. Therefore, the Commission finds that merger savings and the costs to achieve those savings should be captured for accounting purposes and deferred for future rate-making purposes to be considered in Columbia of Kentucky's next rate case.

     The Commission further finds that deferring consideration of merger savings until 2004 will result in ratepayers indirectly paying for the merger transaction fees through foregone merger savings. This result is not consistent with the Applicants' commitment to not pass the merger costs through to ratepayers. Recognizing the Applicants' inability to now project savings that they will commit to share with the ratepayers, the Commission finds that the Applicants should develop a mechanism to track the achieved merger savings and associated costs and a methodology to allocate a proportionate share of the savings and costs to Columbia of Kentucky. By November 30, 2000, Columbia of Kentucky should file with the Commission the tracking mechanism and the allocation methodology. Columbia of Kentucky should record these savings and costs in a deferred account that will be reviewed and considered in its next rate case.


------------------------
     8 T.E., Vol. II, at 64 and Response to Hearing Information Request filed June 16, 2000.

                               RATE CAP COMMITMENT
                               -------------------

     The Applicants committed to cap Columbia of Kentucky's current base rates through October 31, 2004, asserting that this provides real value to ratepayers, rather than requiring an immediate sharing of potential, but unrealized, merger savings. Under the terms of the rate cap, Columbia of Kentucky would not propose to increase its base rates prior to October 31, 2004 unless it experienced an extraordinary change in circumstances, such as a change in tax rates significantly increasing its tax liability or a 7 percent annual rate of inflation sustained over a period of not less than 15 consecutive months.9

     The Applicants selected this timeframe for the base rate cap to coincide with its 4-year pilot plan, approved in Case No.99-165, allowing customers to choose an alternative gas supplier.10 The Applicants asserted that since the Commission intends to review all aspects of Columbia of Kentucky's rates at the conclusion of the 4-year pilot, that review is the most efficient and timely means of ensuring that merger savings are properly identified and reflected in rates.11

     The AG argued that the proposed rate cap is meaningless because Columbia of Kentucky's current rates which became effective in 1996 consistently produced rates of return that are well above those found reasonable by the Commission in recent years. The AG further argued that, under the terms proposed by the Applicants, the rate cap commitment is nothing more than a lock-in of over-earnings for Columbia of Kentucky and is therefore inconsistent with the


------------------------
     9 Prepared Direct Testimony of Gary L. Neale at 11.

     10 Case No. 99-165, The Tariff Filing of Columbia Gas of Kentucky, Inc. to Implement a Small Volume Gas Transportation Service, to Continue its Gas Cost Incentive Mechanisms, and to Continue its Customer Assistance Program, Order dated January 27, 2000.

     11 Prepared Direct Testimony of Gary L. Neale at 11.

public interest.12 For this reason, the AG requests that an immediate examination of Columbia of Kentucky's rates should be a condition of the merger.13

     While the Commission recognizes that this is a merger proceeding, not a rate case, the limited evidence on Columbia of Kentucky's recent earnings seems to indicate a trend of possible over-earning. For this reason a 4-year cap on Columbia of Kentucky's rates is not consistent with the public interest. However, the Commission also recognizes that its decisions in Case No. 99-165 could impact Columbia of Kentucky's future earnings, but that impact has not been quantified at this time. Considering these factors and the introduction later this year of the Customer Choice Plan, the Commission finds that an immediate review of Columbia of Kentucky's rates may not present an accurate assessment of its earnings and would therefore be premature.

     To better evaluate Columbia of Kentucky's earnings as impacted by the merger, as well as its Customer Choice Plan, the Commission finds that the merger will be in the public interest only if Columbia of Kentucky files a rate case by the earlier of 18 months after consummation of the merger or September 30, 2002. The rate case filing must include the statutory filing requirements as well as a cost-of-service study, an estimate of future net merger savings, and a mechanism to reflect on ratepayers' bills future merger savings and the net deferred merger savings. Since this rate case will include a cost-of-service study, this obviates the need for such a study by a Commission consultant in


------------------------
     12 Post-Hearing Brief of the AG at 1-4.

     13 Id. at 5.
        --
conjunction with the review of the Customer Choice Plan in 2004. However, the Commission will still review the Customer Choice Plan and its impact on rates in 2004, as discussed in the January 27, 2000 Order in Case No.99-165.

                                FINANCIAL ISSUES
                                ----------------

     The Applicants have made numerous commitments relating to financial issues. Due to the importance of maintaining a strong financial condition for Columbia of Kentucky, significant portions of Appendix A to this Order address financial issues. While there are narratives contained therein, the Commission finds that several of these significant issues warrant discussion here.

     NiSource, Columbia Energy, and Columbia of Kentucky, through various statements, have committed that Columbia of Kentucky ratepayers will incur no additional costs, liabilities, or obligations as a result of the acquisition. These commitments have been incorporated into the conditions in Appendix A.

     An issue of particular concern is "push down" accounting which would require Columbia of Kentucky to record a portion of the acquisition premium resulting from the excess paid by NiSource over the book value of the Columbia Energy stock. Applicants have not determined if the Securities and Exchange Commission ("SEC") will require the use of push down accounting of the actual amount of the acquisition premium.14 However, NiSource did estimate the acquisition premium to be somewhere between $3.5 to $4 billion.15 Considering the significant amount of the acquisition premium, the Commission strongly opposes the push down accounting treatment in this instance due to the potential


------------------------
     14 Response to Items 49(c) and 49(d) of the Commission's May 10, 2000
Order.

     15 T.E., Vol. I, at 190.


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


adverse financial impact on the ratepayers of Columbia of Kentucky. Furthermore, the acquisition premium results in an immediate and direct financial benefit to the shareholders of Columbia Energy stock, but results in no direct benefit to the customers of Columbia of Kentucky.

     According to the Applicants, SEC Staff Accounting Bulletin No. 54 requires, in some instances, the use of push down accounting in the financial statements that are filed with the SEC.16 In the future, if outside public financing is obtained by Columbia of Kentucky, then the SEC would require the use of push down accounting to the distribution company level.17 However, NiSource has committed that the acquisition premium paid for the Columbia Energy stock will not be pushed down to Columbia of Kentucky for rate-making18 and Commission reporting purposes.19 The Commission believes that this condition is essential to a finding that the merger is in the public interest. Therefore, this commitment has been restated in Appendix A.

     Included in Appendix A of this Order is the Applicants' commitment to adequately fund and maintain Columbia of Kentucky's transmission and distribution systems. This issue is further discussed in conjunction with the section on Customer Service Issues. Columbia of Kentucky is now a small portion of Columbia Energy and it will become an even smaller portion of the merged system. For this reason, the Commission is concerned that the capital needs of Columbia of Kentucky may not receive the proper precedence in the capital budgeting process and capital investment allocation at NiSource. To properly


------------------------
     16 Response to Item 35 of the Commission's May 22, 2000 Order.

     17 Id., Response to Item 37.
        --

     18 Id., Response to Item 62(e).
        --

     19 T.E., Vol. II, at 216.

monitor the Applicants' commitment in this area, the Commission finds that Columbia of Kentucky should annually file its current 3-year capital and O&M budgets. This filing will be due on or before March 31 of each year, and shall include an explanation for any reductions in each capital budget item that exceeds a 10 percent change from the prior year.

                                TRANSACTION COSTS
                                -----------------

     The Applicants have committed that, "All transaction-related costs, including the cost of purchase and the premium paid for the Columbia Energy transaction, shall be excluded for rate-making purposes and from the rates of Columbia of Kentucky."20 The Commission finds it reasonable for Columbia of Kentucky to file information sufficient to allow adequate monitoring of the costs associated with this acquisition.

     As of April 30, 2000, NiSource had incurred acquisition costs of $17,663,36621 and Columbia Energy had incurred acquisition costs of $17,007,949 through May 10, 2000.22 To properly monitor the acquisition costs, the Commission finds that NiSource should file a schedule of its actual acquisition costs to date, at the level of detail shown in its response to Item 18(a) of the Commission's May 10, 2000 Order. NiSource should specifically identify any costs that have been allocated to Columbia Energy. Columbia Energy should file a schedule of its actual acquisition costs to date, including any costs allocated to it by NiSource, at the level of detail shown in its response to Item 5(a) of the Commission's May 22, 2000 Order. Columbia Energy should identify any costs


------------------------
     20 Response to Item 62(e)(4) of the Commission's May 22, 2000 Order.

     21 Response to Item 18(a) of the Commission's May 10, 2000 Order.

     22 Response to Item 5(a) of the Commission's May 22, 2000 Order.

allocated to a subsidiary or affiliate, provide the name of the subsidiary or affiliate and the accounting entries made on its books, and identify the basis for the allocation. NiSource and Columbia Energy should file this information for the six-month periods ending June 30 and December 31. The first report will be due on August 15, 2000, and all subsequent reports will be due 45 days after the end of the reporting period. These reports should be filed until all transaction costs have been incurred. The costs that are allocated to the Columbia of Kentucky level should be fully documented and included in detail in the rate case filing that is to be made 18 months after the merger is consummated, pursuant to this Order.

                           MOST FAVORED NATIONS CLAUSE
                           ---------------------------

     NiSource claims that most favored nations clauses do not appropriately account for unique differences between regulatory frameworks or operating rules affecting utilities located in different states. NiSource added that such clauses can have unintended consequences when changes in presumed general economic conditions occur. For these reasons, NiSource does not support the inclusion of a most favored nations clause as a condition of the merger.23

     The Commission finds that since NiSource operates in numerous jurisdictions, a most favored nations clause would ensure that the ratepayers of Columbia of Kentucky receive all of the merger benefits that the Applicants make available to ratepayers in other jurisdictions. Therefore, the Commission finds it reasonable to condition the merger on the Applicants' commitment that if in connection with this merger, any state or federal regulatory commission imposes conditions on the Applicants that would benefit ratepayers in any other


------------------------
     23 Response to Item 71(c)(3) of the Commission's May 10, 2000 Order.

jurisdiction, proportionate net benefits and conditions will be extended to Columbia of Kentucky ratepayers.

                               MERGER COMMITMENTS
                               ------------------

     Throughout this proceeding, the Applicants have made numerous commitments relating to their operations after the merger. The Applicants were requested to comment upon the commitments from Case No. 2000-095,24 which the Commission believed to be applicable to circumstances of this merger. In their response, the Applicants either accepted or accepted with revision the applicable commitments from Case No. 2000-095.25 Through these commitments, the Applicants have attempted to address many of the concerns that were expressed and implied by the Commission and intervenors. At the hearing, NiSource's Chief Executive Officer ("CEO") accepted and agreed to be bound by those commitments.26

     The Commission has reviewed all of the Applicants' proposed commitments, and has determined that several deal with concerns that should be expressed specifically in this Order. The Commission has modified or refined several of the Applicants' commitments to reflect concerns that we have, and several of these concerns are discussed elsewhere in this Order. Appended hereto as Appendix A is a listing of commitments identified by the Commission as addressing significant concerns and issues raised by the NiSource acquisition.


------------------------
     24 Case No. 2000-095, Joint Application of PowerGen plc, LG&E Energy Corp., Louisville Gas and Electric Company, and Kentucky Utilities Company for Approval of a Merger, final Order dated May 15, 2000.

     25 Response to Item 62 of the Commission's May 22, 2000 Order.

     26 T.E., Vol. I, at 173.


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


The Commission's approval of the acquisition will be conditioned upon the Applicants' written acceptance of the commitments in Appendix A.

                               REGULATORY CONCERNS
                               -------------------

     In previously approving the creation of holding companies for other utilities, the Commission's Orders included extensive discussions of the concerns and objectives with regard to the protection of ratepayer interests. These concerns related generally to three areas:

     1.   The protection of utility resources;

     2. The ability to adequately monitor the corporate activities of the utility, the holding company, and any other subsidiaries established by the holding company; and

     3. The establishment of reporting requirements to assist the Commission in monitoring activities.

Those prior Orders also contained a detailed list of the conditions and requirements necessary to protect ratepayers' interests.

     The concerns for the protection of Columbia of Kentucky's ratepayers remain the same as those expressed in previous Commission Orders approving other mergers. Therefore, the Commission will require as a condition of the merger that NiSource, Columbia Energy, and Columbia of Kentucky comply with the conditions and requirements previously included in the Orders in Case Nos. 99-14927 and 2000-095. These concerns, conditions, and requirements are set forth in Appendix B to this Order. The Commission also notes that, effective July 14, 2000, House Bill 897 will impose cost allocation requirements and a code of conduct on Columbia of Kentucky. In any instance in which the conditions


------------------------
     27 Case No. 99-149, Joint Application of Kentucky Power Company, American Electric Power Company, Inc. and Central and South West Corporation Regarding a Proposed Merger, final Order dated June 14, 1999.

and requirements expressed in Appendix B are not superseded by the provisions of House Bill 897 or the rules of the SEC, the conditions and requirements in Appendix B will control.

                                REPORTING ISSUES
                                ----------------

     The Commission has previously recognized in cases involving registered holding companies that SEC reports may satisfy many of our filing requirements. In such cases the SEC reports are acceptable substitutes. The Applicants should file an analysis of the reporting requirements contained in this Order and the information contained in their SEC reports, indicating areas that may be duplicative. The Commission will then determine whether the identified SEC reports adequately satisfy the Commission's information requirement. The Applicants' analysis should be filed within 90 days of completing the acquisition.

                        GAS SUPPLY BENEFITS OF THE MERGER
                        ---------------------------------

     One of the merger benefits cited by the Applicants is the increased opportunity to acquire reliable gas supplies at competitive cost through combining the separate transactional activities of the two systems. The Applicants contend that portions of the contracted pipeline capacity of the NiSource and Columbia Energy distribution companies will become redundant when the combined company begins coordinating gas supply portfolios. It should then be possible to reduce transportation capacity requirements for the combined company that will result in reduced capacity costs. In addition, the Applicants expect that the geographic diversity of the combined company will allow them to take advantage of non-coincident peaks by sharing capacity among the distribution companies on an as-needed basis.

     Aggregating the gas supply needs of the combined company in purchasing gas at common market hubs and supply basins along with optimizing common gas storage assets is expected to reduce the per unit cost of the gas purchased for Columbia of Kentucky and other distribution companies of the two systems.28 In addition, the fact that the two systems' customers are located in geographically diverse regions may create opportunities for the combined company to further optimize contracted and owned storage and transportation assets that can result in gas cost savings to sales customers of all the combined system's distribution combinations. Any such savings will be captured in Columbia of Kentucky's future Gas Cost Adjustment filings.

     A related benefit, cited by the Applicants, is that NiSource has the same level of commitment to customer choice as does Columbia of Kentucky. NiSource cites the fact that its distribution utilities were the first to allow customers to choose a gas supplier in both Indiana and Massachusetts. The Applicants state that the combined company is committed to working with marketers to deliver the enhanced benefits of competition to Kentucky consumers. Applicants contend that, either through customer choice or reductions in gas supply costs achievable by the combined company, customers will benefit in the form of reduced gas costs as a result of the merger.

     The Commission is encouraged by the opportunity for customers to realize reductions in their gas supply costs, particularly since Columbia of Kentucky's gas costs are among the highest in the Commonwealth.29 This is likely one area


------------------------
     28 Columbia of Kentucky obtains over 96 percent of its gas supply from the Texas and Louisiana supply basins while NiSource affiliates purchase over 50 percent of their gas supply from the same supply basins. The combination of the two systems will result in a larger presence in this large and competitive supply basin which is expected to result in obtaining gas supplies at lower prices than either system could obtain acting independently of each other.

     29 T.E., Vol. I, at 131-134.

of operations where the increased scale and scope of the combined company will almost assuredly be beneficial to customers. The Commission will closely monitor Columbia of Kentucky's gas supply costs to ensure that all cost reductions are properly flowed through to customers through the Gas Cost Adjustment filings. This will avoid the potential for the Customer Choice Plan to seem more attractive to customers than it truly is. We anticipate a market developing in the manner described by NiSource where reductions in gas cost for the combined companies will put competitive pressure on marketers to reduce their gas prices, thereby resulting in lower gas costs for all consumers, both sales customers and choice customers.30

                         BENCHMARKING AND BEST PRACTICES
                         -------------------------------

     The Applicants state that there will be an ongoing review of their operations utilizing various methods of benchmarking, all designed to improve and increase the efficiency of their operational processes. This process is referred to as "world-class best practices" and can lead to cost savings, more competitive customer prices, and improved customer service and customer satisfaction. By applying best practices, the utility seeks out other companies who perform similar types of functions or tasks to ascertain how the process operates and whether or not there are techniques that can be adopted or modified and applied to its own processes. For example, both NiSource and Columbia Energy utilize the American Gas Association's annual "Best Practices Benchmarking" study to identify utility practices that can be improved or modified.


------------------------
     30 Id. at 136-138.
        --

     Columbia of Kentucky is already familiar with business improvement processes and has been applying those techniques since 1998.31 It provided examples of its improvement programs, including Continuous Improvement ("CI"), Total Quality Management ("TQM"), and Opportunity for Improvement ("OFI"). The OFI program utilizes teams of employees to study areas of opportunity that could lead to more efficient and effective operations and track savings where possible. Similarly, NiSource's gas distribution utilities utilize various forms of internal benchmarking and industry-wide best practices comparisons.

     The Commission encourages the Applicants' efforts to apply best practices to their operations. Considering Columbia of Kentucky's experience with successfully implementing CI, TQM, and OFI, documenting and tracking team initiatives, and reporting results to management, Columbia of Kentucky is well positioned to implement a similar procedure to be applied to the best practices implementation process. To enable the Commission to track the use of best practices, Columbia of Kentucky should file semi-annual progress reports. For each area reviewed for application of best practices at Columbia of Kentucky or an affiliate whose costs are charged to Columbia of Kentucky, the progress report should document the investigating team, its mission and area of investigation, current status, estimated costs, expected results including savings, and all results actually achieved.

                                 SERVICE QUALITY
                                 ---------------

     The Union Intervenors expressed concern that Columbia of Kentucky's current staffing levels put both its employees and customers at risk. The Union Intervenors state that current staffing levels are barely enough to maintain


------------------------
     31 Response to Item 85 of the Commission's May 10, 2000 Order.

safe and reliable service. Furthermore, they believe additional staffing is necessary to meet the future demand for gas service and distributed generation. The Commission finds that Columbia of Kentucky has historically provided a high level of customer service and safety, which must be maintained after the merger. Absent extraordinary circumstances, it is not the Commission's function to establish staffing levels for a utility. The evidence of record does not persuade us to find that current staffing levels are too low.

     Both NiSource and Columbia Energy have committed to maintaining high quality service for their Kentucky natural gas customers.32 Columbia Energy further committed to ensuring that an appropriate workforce level is maintained after the merger is consummated.33 The Commission expects the Applicants to continue to allocate adequate resources to Kentucky operations to maintain and improve the existing high level of service quality and safety.

                             CUSTOMER SERVICE ISSUES
                             -----------------------

     Since 1996, Columbia of Kentucky has utilized the services of Strategic Marketing & Research Inc. ("SMRI") to conduct quarterly customer satisfaction surveys. SMRI surveys a variety of subjects, with focus given to call center contacts and in-person follow-up contacts. Columbia of Kentucky uses the results of these surveys to set operational excellence objectives.34 According to the


------------------------
     32 Response to Item 62(n)-(r) of the Commission's May 22, 2000 Order.

     33 T.E., Vol II, June 9, 2000, at 125.

     34 Id. at 152.
        --
objectives provided by Columbia of Kentucky, it currently meets five of its seven objectives.35

     The Commission encourages Columbia of Kentucky, under the leadership of NiSource, to continue its relationship with SMRI or develop a similar customer satisfaction survey. The surveys provide an important measure of the utility's success or failure to adequately serve its customers. Columbia of Kentucky should file its most recent SMRI reports with the Commission on a semi-annual basis.

     While the SMRI surveys represent an adequate view of customer satisfaction, the Commission is concerned that the operational excellence objectives that are based upon the SMRI survey do not sufficiently reflect excellent service. For instance, Columbia of Kentucky stated that if it cancels a service appointment just hours before the scheduled time, it is not recorded as a missed appointment if the customer is notified.36 Columbia of Kentucky should meet with Commission Staff and interested parties by September 30, 2000 to discuss the operational excellence objectives and the parameters of the SMRI survey. The goal of this meeting will be to ensure the methodology utilized by Columbia of Kentucky to determine operational excellence objectives is sound.


------------------------
     35 Response to Item 97 of the Commission's May 10, 2000 Order. Through April 2000, 4.32 percent of Columbia of Kentucky's customers calling the Customer Satisfaction Center ("CSC") hang up before speaking to a representative. Columbia of Kentucky's goal is 4 percent or lower. Through April 2000, the average time in which the CSC answers a call is 23.6 seconds. Columbia of Kentucky's goal is 20 seconds or less.

     36 T.E., Vol. II, June 9, 2000, at 131.

                             CREDITWORTHINESS POLICY
                             -----------------------

     Stand Energy is a marketer of natural gas that anticipates being a supplier of choice to current customers of Columbia of Kentucky once its Customer Choice Plan is implemented. Stand Energy asserted that a change in Columbia of Kentucky's creditworthiness policy for alternative suppliers can have an adverse impact on the development of a competitive gas supply under the Customer Choice Plan. More specifically, Stand Energy claimed that the creditworthiness policy affects the capital cost of alternative suppliers and, with thin profit margins in retail choice plans, onerous credit requirements can make the choice plan economically unviable for marketers. For this reason, Stand Energy requested the Commission to create a remedy, such as conditioning the merger on the right of alternative suppliers to appeal credit disputes to the Commission or for the Commission Staff to mediate any credit disputes.37

     The provisions of Columbia of Kentucky's Customer Choice Plan, including a creditworthiness policy, are contained in its tariffs that are on file with the Commission. If Columbia of Kentucky chooses to revise the creditworthiness policy in its Customer Choice Plan, it will have to file a new tariff with the Commission. At that time interested parties will have the opportunity to object. Therefore, Stand Energy has an adequate and complete remedy for the issue it raised and there is no reason to condition the merger as it requested.

                               SUMMARY OF FINDINGS
                               -------------------

     The Commission, after considering the evidence of the record and being advised, finds that:


------------------------
     37 Post-Hearing Brief of Stand Energy at 2-4.

     1. NiSource, Columbia Energy, and Columbia of Kentucky will, after the consummation of the merger, have the financial, technical, and managerial abilities to provide reasonable utility service.

     2. NiSource will not, by reason of its ownership of all outstanding shares of common stock of Columbia Energy, be a utility as defined in KRS 278.010(3).

     3. Columbia Energy will not, by reason of its ownership of all outstanding shares of common stock of Columbia of Kentucky, be a utility as defined in KRS 278.010(3).

     4. The proposed acquisition of Columbia Energy and the transfer of control of Columbia of Kentucky to a newly constituted NiSource, is in accordance with law, for a proper purpose, and will be consistent with the public interest only if the Applicants accept and agree to the commitments and conditions set forth in Appendices A and B, attached hereto and incorporated herein by reference.

     5. The Commission will certify to the SEC pursuant to Section 33(a)(2) of PUHCA that, with the Applicants' acceptance of the commitments in Appendices A and B, the Commission has the authority and resources to protect Columbia of Kentucky's ratepayers subject to its jurisdiction and that it intends to exercise this authority.

     6. The merger should be approved upon the condition that the CEOs of each Applicant file within 7 days of the date of this Order a written acknowledgement accepting, and agreeing to be bound by, the commitments set forth in Appendices A and B to this Order.

     7. Columbia of Kentucky should provide copies of the applications, notices, final approval orders, or other regulatory notifications received from the Federal Energy Regulatory Commission ("FERC"), the SEC, the Federal

Communications Commission ("FCC"), the Department of Justice, and any state regulatory authority with jurisdiction over this merger, to the extent these documents have not already been provided in this case. 8. Columbia of Kentucky should file within 90 days of closing the merger an analysis of the reporting requirements contained in this Order and the requirements of the SEC, identifying those SEC reports that may satisfy the Commission's requirements.

     9. The Applicants should notify the Commission in writing of any material change in Columbia of Kentucky's participation in, or funding for, research and development 30 days prior to any proposed change.

     10. Columbia of Kentucky should file annually its service outage reports as described in this Order.

     11. The Applicants should file semi-annually a report detailing the adoption and implementation of best practices at Columbia of Kentucky. The report should be filed 45 days after the close of the reporting period.

     12. Within 30 days of the date of this Order, Columbia of Kentucky should file a report detailing its actual expenditure levels for economic development activities and civic and charitable activities for the past 3 calendar years.

     13. Columbia of Kentucky should report annually its economic development activities and its actual expenditures for economic development activities and civic and charitable activities.

     14. Columbia of Kentucky should annually file its current 3-year capital and O&M budgets, including an explanation for any reductions in a budget item greater than 10 percent.

     15. NiSource and Columbia Energy should, every 6 months, provide reports on the actual costs of the Columbia Energy acquisition, as described in this Order. The reports should be as of June 30 and December 31, with the first report due on August 15, 2000 and all subsequent reports due 45 days after the end of the reporting period. NiSource and Columbia Energy should continue to provide these reports until all transaction costs have been incurred.

     16. In the event Columbia of Kentucky requests the SEC or FERC for an exemption or change to the current dividend requirements, a copy of such request should be filed with the Commission 30 days prior to its submission to the SEC or FERC.

     17. Columbia of Kentucky should file by November 30, 2000 a proposed mechanism to track the merger savings and the associated costs and should include NiSource's proposed methodology to allocate the merger savings and associated costs to Columbia Energy and Columbia of Kentucky.

     IT IS THEREFORE ORDERED that:

     1. The transfer of ownership of Columbia of Kentucky through the acquisition of ownership and control of Columbia Energy by NiSource is approved, subject to the filing within 7 days of the date of this Order of the written acknowledgements described in Finding 6 above.

     2. NiSource and Columbia Energy shall not impair the capacity of Columbia of Kentucky to meet its obligations to provide adequate, efficient, and reasonable utility service.

     3. Columbia of Kentucky is prohibited from guaranteeing the debt of NiSource, Columbia Energy, and related affiliates and subsidiaries of NiSource and Columbia Energy, without the prior approval of the Commission.

     4. The Applicants shall comply with all reporting and filing requirements described herein. Unless otherwise noted, all quarterly reports shall be filed within 45 days of the close of the reporting quarter, while all annual reports shall be filed by March 31 of the year following the reporting period.

     5. Access to the books and records of NiSource and Columbia Energy and its related affiliates and subsidiaries shall be provided as described in Appendix B.

     6. Columbia of Kentucky shall file copies of the applications, notices, final approval orders, or other regulatory notifications received from the FERC, the SEC, the FCC, the Department of Justice, and any state regulatory authority with jurisdiction over this merger, to the extent these documents have not already been provided in this case, within 10 days of their filing or receipt.

     7. Within five days of the consummation of the merger, Columbia of Kentucky shall file a written notice setting forth the date of merger.

Done at Frankfort, Kentucky, this 30th day of June, 2000.

                                        By the Commission










ATTEST:

     /s/ Illegible
-----------------------------
Executive Director

                                   APPENDIX A

               APPENDIX TO AN ORDER OF THE KENTUCKY PUBLIC SERVICE COMMISSION IN CASE NO. 2000-129 DATED JUNE 30, 2000

     The approval of the merger of NiSource, Columbia Energy, and Columbia of Kentucky is subject to the written acceptance by NiSource, Columbia Energy, and Columbia of Kentucky of the following commitments and assurances:

                            OPERATIONS AND FINANCIAL
                            ------------------------

     1. The books and records of Columbia of Kentucky will be accessible to the Commission and its Staff during reasonable business hours. Should the books and records of its parent company or of any other company with the group created by the merger become relevant to the jurisdictional rates or tariffed services of Columbia of Kentucky, such relevant books and records will also be made accessible to the Commission and its Staff at such time and place as it designates.

     2. NiSource, Columbia Energy, and Columbia of Kentucky commit not to assert that the SEC's jurisdiction legally preempts the Commission from disallowing recovery in retail rates for the cost of goods and services that Columbia of Kentucky obtains from or transfers to an associate, affiliate, or subsidiary in the same holding- company system. This assertion shall also apply to any claim under the Ohio Power vs. FERC decision. However, Columbia of Kentucky shall retain the right to assert that the charges are reasonable and appropriate.

     3. Columbia of Kentucky will not seek to overturn, reverse, set aside, change or enjoin a decision of the Kentucky Commission that pertains to recovery, disallowance, allowance, deferral or rate-making treatment of any expense, charge, cost, or allocation incurred or accrued by Columbia of Kentucky as a result of any contract, agreement, arrangement, or transaction with any affiliate, associate, holding mutual service or subsidiary company on the basis that such expense, charge, cost or allocation has itself been filed with or approved by the SEC, or was incurred pursuant to a contract, arrangement, agreement or allocation which was filed with or approved by the SEC.

     4. NiSource, Columbia Energy, and Columbia of Kentucky commit to provide the Commission with notice 30 days prior to any SEC filing that proposes new allocation factors. The notice need not be in precise form of the final filing but will include, to the extent information is available, a description of the proposed factors and the reasons supporting such factors. NiSource, Columbia Energy, and Columbia of Kentucky commit to make a good faith attempt to resolve differences, if any, with the Commission in advance of filing with the SEC.

     5. NiSource, Columbia Energy, and Columbia of Kentucky commit that NiSource's acquisition will have no impact on the base rates or the operation of the gas supply clause of Columbia of Kentucky.

     6. NiSource, Columbia Energy, and Columbia of Kentucky commit that Columbia of Kentucky, and its ratepayers, directly or indirectly, shall not incur any additional costs, liabilities, or obligations in conjunction with the acquisition of Columbia Energy by NiSource including, but not limited to, the following:

          a. Columbia of Kentucky shall not incur any additional indebtedness, issue any additional securities, or pledge any assets to finance any part of the purchase price paid by NiSource for the Columbia Energy stock.

          b. The payment for the Columbia Energy stock shall be recorded on NiSource's books, not the books of Columbia of Kentucky.

          c. The premium paid by NiSource for the Columbia Energy stock, as well as any other associated costs, shall not be "pushed down" to Columbia of Kentucky for rate-making purposes and Commission reporting purposes.

          d. All transaction-related costs, including the cost of purchase and the premium paid for the Columbia Energy transaction, shall be excluded for rate-making purposes and from the rates of Columbia of Kentucky.

          e. Columbia of Kentucky shall not seek a higher rate of return on equity in future rate cases than would have been sought if no merger had occurred.

          f. The accounting and rate-making treatments of Columbia of Kentucky's excess deferred income taxes shall not be affected by the merger of NiSource and Columbia Energy.

          g. No change in control payments will be allocated to the ratepayers of Columbia of Kentucky.

          h. If early termination costs are incurred for employees of Columbia Energy or Columbia of Kentucky, none of these costs will be allocated to Columbia of Kentucky.

          i. Any additional administrative costs incurred in order to comply with the financial and accounting standards associated with the merger will not be borne by Columbia of Kentucky.

     7. The Applicants commit that the merger will not have a negative impact on the balances of deferred taxes that are currently recorded on the books of Columbia of Kentucky.

     8. Columbia of Kentucky commits to file by November 30, 2000 a proposed mechanism to track the merger savings and associated costs and a detailed description of NiSource's proposed methodology to allocate merger savings and associated costs to Columbia Energy and Columbia of Kentucky.

     9. Columbia of Kentucky commits to record the merger savings and associated costs in a deferred account that will be reviewed and considered in its next rate case.

     10. Columbia of Kentucky commits to file by the earlier of September 30, 2002 or 18 months after consummation of the merger, a rate case including the statutory filing requirements, a cost-of-service study, an estimate of future net merger savings, and a mechanism to reflect on ratepayers' bills future merger savings and the net deferred merger savings.

     11. The Applicants commit that the corporate officers of Columbia Energy and Columbia of Kentucky shall maintain their current titles and responsibilities as officers unless and until otherwise determined by either of their respective Boards of Directors. The Applicants will maintain the highest level of management experience within Columbia Energy and Columbia of Kentucky and will provide an opportunity to broaden that experience by exchanging positions with other managers in NiSource's organization.

     12. NiSource, Columbia Energy, and Columbia of Kentucky commit to advising the Commission at least annually on the adoption and implementation of best practices at Columbia of Kentucky following the consummation of the merger.

     13. NiSource, Columbia Energy, and Columbia of Kentucky commit to obtaining Commission approval prior to transfer of any Columbia of Kentucky asset with an original book value in excess of $1,000,000.

     14. NiSource will support Columbia of Kentucky's decision to utilize collaborative approaches to regulatory proceedings in the effort to find "win-win" solutions for all stakeholders; and its commitment to Customer Choice in Kentucky.

     15. NiSource agrees that Columbia of Kentucky will continue charitable, cultural and civic contributions at levels consistent with past practice.

     16. NiSource agrees that Columbia of Kentucky will continue its economic development efforts at levels equal to those currently maintained.

     17. NiSource will retain separate books for each corporate entity and follow SEC and state cost allocation guidelines, as well as all applicable codes of conduct.

     18. NiSource will abide by SEC dividend policies. NiSource will have a consolidated capital structure of not less than 30 percent common equity within two years following the close of merger.

                                    REPORTING
                                    ---------

     1. If new debt or equity in excess of $100 million is issued, NiSource commits to notify the Commission as soon as practicable prior to the issuance, and Columbia of Kentucky commits to notify the Commission, 30 days prior to the issuance.

     2. NiSource commits to notifying the Commission subsequent to its board approval and as soon as practicable following any public announcement of any acquisition of a regulated or non-regulated business representing 5 percent or more of NiSource's market capitalization.

     3. NiSource commits to providing an annual report to the Commission detailing Columbia Energy's and Columbia of Kentucky's proportionate share of NiSource's total assets, total operating revenues, operating and maintenance expenses, and number of employees.

     4. NiSource commits to notifying the Commission 5 days after paying any dividend or transferring more than 5 percent of the retained earnings of Columbia of Kentucky to Columbia Energy or NiSource.

     5. NiSource commits to filing with the Commission a copy of its annual report to its shareholders.

     6. NiSource commits to filing with the Commission such additional financial reports as the Commission, from time to time, reasonably determines to be necessary for it to effectively regulate the operation of Columbia of Kentucky. However, if the preparation of the report is considered burdensome, NiSource will agree to develop with the Commission a cost-effective alternative.

     7. NiSource agrees to provide to the Commission any merger-related documents that are filed with the SEC.

                        SERVICE QUALITY AND RELIABILITY
                        -------------------------------

     1. NiSource, Columbia Energy, and Columbia of Kentucky commit that Columbia of Kentucky customers will experience no material adverse change in utility service due to the merger.

     2. NiSource, Columbia Energy, and Columbia of Kentucky commit to: a) adequately funding and maintaining Columbia of Kentucky's transmission and distribution systems; b) complying with all Commission regulations and statutes; and c) supplying Columbia of Kentucky's customers' service needs.

     3. When implementing best practices, NiSource, Columbia Energy, and Columbia of Kentucky commit to taking into full consideration the related impacts on the levels of customer service and customer satisfaction, including any negative impacts resulting from workforce reductions.

     4. NiSource commits that it will minimize, to the extent possible, any negative impacts on levels of customer service and customer satisfaction resulting from workforce reductions.

     5. Columbia of Kentucky commits to periodically filing the various reliability and service quality measurements it currently maintains, to enable the Commission to monitor its commitment that reliability and service quality will not suffer as a result of the merger.

     6. NiSource, Columbia Energy, and Columbia of Kentucky commit to notifying the Commission in writing 30 days prior to any material changes in their participation in funding for research and development. The possible changes include, but are not limited to, any change in funding equal to or greater than 5 percent of the previous year's budget for research and development. The written notification shall include an explanation and the reasons for the change in policy.

     7. NiSource, Columbia Energy, and Columbia of Kentucky commit that Columbia of Kentucky shall continue to operate through regional offices with local service personnel and field crews.

                        OTHER COMMITMENTS AND ASSURANCES
                        --------------------------------

     1. In the event of a subsequent merger over which the Commission would not have jurisdiction, NiSource commits to discuss with the Commission the issue of whether there would be any synergies resulting from that merger that could be appropriately shared with Kentucky ratepayers.

     2. NiSource, Columbia Energy, and Columbia of Kentucky commit that either NiSource or Columbia Energy shall hold 100 percent of the common stock of Columbia of Kentucky and that Columbia Energy shall not transfer any of that stock without prior Commission approval even if the transfer is pursuant to a corporate reorganization as defined in KRS 278.020(6)(b).

     3. NiSource, Columbia Energy, and Columbia of Kentucky commitment that if in connection with this merger, any state or federal regulatory commission imposes conditions on the Applicants that would benefit ratepayers in any other jurisdiction, proportionate net benefits and conditions will be extended to Columbia of Kentucky ratepayers.

     4. NiSource agrees to periodically meet with the Commission Staff to discuss the current status of the Applicants' Project Compass efforts.

     5. Columbia of Kentucky will continue as a corporation organized under Kentucky law, with its headquarters in Lexington; decision-making affecting its operations will continue to be made at the local level and it will retain its current name.

     6. No material reductions in the operations workforce will be made as a result of the merger, and Columbia of Kentucky will continue to honor its collective bargaining agreement with union-represented employees.

     7. Employees of Columbia of Kentucky will continue to be provided with benefits under employee benefit plans that are no less favorable than the greater of those provided by Columbia Energy and its subsidiaries to such employees and those provided by NiSource and its subsidiaries during the period ending on the third anniversary of the effective date of the merger.

                                   APPENDIX B

              APPENDIX TO AN ORDER OF THE KENTUCKY PUBLIC SERVICE
               COMMISSION IN CASE NO. 2000-129 DATED JUNE 30, 2000

     In the Orders approving the creation of holding companies, as well as those approving the merger of those holding companies, the Commission expressed numerous regulatory concerns and required certain information of the utilities, and their respective holding companies. As these subjects are applicable to the proposed merger of Columbia Energy with NiSource, those regulatory concerns and information requirements are restated below.

                         PROTECTION OF UTILITY RESOURCES
                         -------------------------------

Accounting Procedures and Controls
----------------------------------

     A primary concern related to the issue of diversification is the potential for subsidization of non-regulated activities by the regulated company. Three major areas that can be readily identified for potential cross-subsidization are accounting, cost allocation methodologies, and pricing of intercompany transactions. The accounting and reporting system used by Columbia of Kentucky should be adequate to provide assurance that directly assignable utility and non-utility costs are accounted for properly and that reports on the utility and non-utility operations are accurately presented. Columbia of Kentucky should implement and maintain cost allocation procedures that will accomplish the objective of preventing cross-subsidization, and be prepared to fully disclose all allocated costs, the portion allocated to each subsidiary of Columbia Energy, complete details of the allocation methods, and justification for the amount and the method. Columbia of Kentucky should continue to comply with any policies or guidelines that would govern any intercompany transactions, as well as employing other procedures and controls related to sales, transfers, and cost allocation to ensure and facilitate full review by the Commission and protect against cross-subsidization.

                         PRIORITY OF UTILITY OPERATIONS
                         ------------------------------

     While it is in the best interests of Columbia Energy, NiSource, and its shareholders to secure the most skilled management available, Columbia of Kentucky personnel should not be diverted to a non-utility affiliate if it threatens the utility's continued efficient operations. Similarly, Columbia of Kentucky should not be the employer or purchaser of last resort for employees, assets, and products associated with failed or troubled affiliate ventures. Utility operations should continue to be a priority and should not be used to solely benefit non-utility affiliates.

Financial Resources
-------------------

     A concern exists that Columbia Energy or NiSource may divert Columbia of Kentucky's financial resources to benefit the activities of non-regulated affiliates at the expense of utility ratepayers. There are four main areas of concern:

     1. Attempts by Columbia Energy or NiSource to adjust Columbia of Kentucky's capital structure could adversely affect Columbia of Kentucky's cost of capital and financial integrity. The Commission believes that Columbia Energy and NiSource should assist Columbia of Kentucky in maintaining a balanced capital structure.

     2. The dividend policy of Columbia of Kentucky could adversely affect Columbia of Kentucky's financing requirements and capabilities. The dividend policy must not adversely affect ratepayers, and Columbia of Kentucky, through its board of directors, has the responsibility to use its dividend policy consistent with preserving its financial strength.

     3. Unwillingness on the part of Columbia Energy or NiSource to provide necessary capital to Columbia of Kentucky could severely impair its ability to provide utility services, as is its statutory obligation. Any action or decision by the board of directors of Columbia Energy or NiSource, including the unwillingness to provide adequate capital to Columbia of Kentucky, that, in any way, impairs Columbia of Kentucky's ability to provide adequate, efficient, and reasonable utility service, will be in direct violation of KRS 278.030(2).

     4. A guarantee of the debt of non-utility affiliates of Columbia Energy or NiSource by Columbia of Kentucky could unnecessarily place in jeopardy the financial position and resources of Columbia of Kentucky. Pursuant to KRS 278.300, Columbia of Kentucky is prohibited from guaranteeing debt without prior Commission approval.

     5. For rate-making purposes, the Commission has jurisdiction over Columbia of Kentucky's capital structure, financing, and cost of capital. The Commission will continue to exercise this jurisdiction.

Divestiture
-----------

     Consideration must be given to the worst case situation of a failed or failing unregulated affiliate and its effect on the operations of Columbia of Kentucky. If circumstances dictate that the only reasonable course of action is divestiture, including that of Columbia of Kentucky, it will be the responsibility of NiSource's and Columbia Energy's management to ensure that divestiture takes place.

              MONITORING THE HOLDING COMPANY AND THE SUBSIDIARIES
              ---------------------------------------------------

     Among the regulatory safeguards necessary in cases of utility reorganization, the most basic and indispensable requirement is open access to all books, records, and personnel of the holding company and each subsidiary. The Commission must have the ability to pursue any problems perceived in the operations of the utility through access to the books and records of the holding company and affiliates. During formal proceedings, it may also be necessary to cross-examine personnel of the unregulated entities to effectively monitor the relationship among Columbia of Kentucky, its parent, and affiliates. The Commission will have access, as necessary in the exercise of its statutory duties, to the books and records of Columbia Energy and NiSource and its other affiliates and subsidiaries as the books and records may be related to transactions with Columbia of Kentucky. If the subsidiaries or affiliates of Columbia Energy or NiSource do not transact business with Columbia of Kentucky, the utilities will verify, if necessary, the lack of such transactions through independent sources. At the time of completion, the Commission will also monitor significant transfers of utility assets, business ventures of Columbia Energy and NiSource, and other major transactions.

                             REPORTING REQUIREMENTS
                             ----------------------

     In order for the Commission to effectively monitor the activities of Columbia of Kentucky, Columbia Energy, NiSource, and its related subsidiaries, and to ensure ratepayer protection, certain additional reports shall be required of Columbia of Kentucky.

To Be Filed Annually:
--------------------

     1. The annual financial statements of Columbia Energy and NiSource, including consolidating adjustments of Columbia Energy, NiSource, and its subsidiaries, with a brief explanation of each adjustment and all periodic reports filed with the SEC.

     2. The annual balance sheets and income statements of any non-consolidated subsidiary of Columbia Energy or NiSource.

     3. A general description of the nature of intercompany transactions, with specific identification of major transactions, and a detailed description of the basis upon which cost allocations and transfer pricing have been established. Included will be the cost allocation factors in use including a discussion of the methods used to update or revise any cost allocation factors that have been updated or revised.

     4. A report that identifies professional personnel transferred from Columbia of Kentucky to Columbia Energy, NiSource, or any of the non-utility subsidiaries. Included should be a brief description of the duties performed while employed by Columbia of Kentucky and those to be performed subsequent to transfer. This report will also include the years of service at Columbia of Kentucky and the salaries of professional employees transferred from Columbia of Kentucky to Columbia Energy, NiSource, or its subsidiaries.

     5. A report containing the same information as contained in the SEC's Form U-3A-2 for Columbia Energy.

     6. A detailed organization chart as of the end of the calendar year showing all subsidiaries referenced in the SEC U-3A-2 filing.

To Be Filed Quarterly:
----------------------

     1. A report detailing the proportionate shares of Columbia of Kentucky in Columbia Energy's total operating revenues, operating and maintenance expenses, and number of employees.

     2. The number of employees of Columbia Energy and each subsidiary on the basis of payroll assignment.

     3. Twelve-month income statements and balance sheets. Columbia of Kentucky will separately report Kentucky jurisdictional operations and other jurisdictional operations.

Other Filings:
-------------

     1. Columbia of Kentucky shall file any contracts or other agreements concerning the transfer of utility assets or the pricing of intercompany transactions with the Commission at the time the transfer occurs and in accordance with any policies or guidelines that would govern any intercompany transactions.

     2. As the studies are performed and completed, Columbia of Kentucky shall file summaries of any cost allocation studies conducted and the basis for the methods used to determine the cost allocation in effect.

     3. As such situations occur, Columbia of Kentucky shall file copies of the Articles of Incorporation and bylaws of affiliated companies that will be in businesses related to the electric or gas industry or that will be doing business with Columbia of Kentucky.

     4. As such situations occur, Columbia of Kentucky shall file copies of the Articles of Incorporation of affiliated companies involved in non-related business.